Corporate & Shareholder Services

August 12, 2005

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Dear Sirs:

Subject:   JED Oil Inc. (the “Corporation”)

     Notice of Meeting and Record Date

We are pleased to confirm the following information with respect to the Corporation’s upcoming Special meeting of shareholders:

Meeting Date:	September 28, 2005
Record Date for Notice:	August 29, 2005
Record Date for Voting:	August 29, 2005
Beneficial Ownership Determination Date:	August 29, 2005
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
ISIN Number:	CA4723101016
Meeting Location:	Calgary, Alberta

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

signed “Noy Hong”

Noy Hong

Corporate Administrator

Corporate & Shareholder Services

Direct Dial (403) 261-7518

cc:  CDS & Co.

2300, 125 – 9th Avenue SE, Calgary, AB  T2G 0P6  Tel. (403) 261-0900 Fax (403) 265-1455

460 Sun Life Place, 10123 – 99th Street, Edmonton, AB  T5J 3H1  Tel. (780) 702-1270 Fax (780) 408-3382